Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 pursuant to Rule 462(b) of the Securities Act of 1933 of Avinger, Inc. of our report dated March 5, 2020, relating to the financial statements of Avinger, Inc., as of December 31, 2019 and 2018 and for the years then ended, which report expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern emphasis and the adoption of Accounting Standards Codification Topics No. 606, Revenue Recognition in 2018 and No. 842, Leases in 2019, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-1 (No. 333-239177) and related Prospectus.

/s/ Moss Adams LLP

San Francisco, California

June 23, 2020